FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                           For the month of May, 2005

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                        Form 20-F __X__   Form 40-F _____


  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                      Securities Exchange Act of 1934.)
                              Yes ____        No __X__


 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

         The press release on the completed issuance of a debenture amounting to RMB 5 billion yuan of Huaneng Power International, Inc.(the "Registrant"), made by the Registrant in English on May 27, 2005.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.


                       HUANENG POWER INTERNATIONAL, INC.


                               By /s/ Huang Long
                                  ---------------


                               Name:  Huang Long

                               Title: Company Secretary


Date:  May 27, 2005

                               [GRAPHIC OMITTED]


To:  Business Editor
[For Business Release]



                       HUANENG POWER INTERNATIONAL, INC.
         Succeeds in Issuing Short-term Debenture of RMB 5 Billion Yuan

         (Beijing, China, May 27, 2005) Huaneng Power International, Inc. (the Company) [NYSE: HNP; HKEx: 902; SSE: 600011] announced that it has successfully completed the issuance of a debenture amounting to RMB 5 billion yuan (the Debenture) today. The issuing amount of the first tranche of the Debenture is RMB 4.5 billion yuan, with a maturity period of 365 days, unit face value of RMB 100 yuan and issue price of RMB 97.16 yuan. For the second tranche of the Debenture, the issuing amount is RMB 500 million yuan, with a maturity period of 9 months, unit face value of RMB 100 yuan and issue price of RMB 98.00 yuan.

         As resolved at the Companys general meeting held on May 11, 2005, the Company had been given a mandate to issue debenture of an aggregate principal amount up to RMB 5 billion yuan. Subsequently, on May 25, 2005, the Company became the first company to obtain approval for filing from the Peoples Bank of China with regard to the issue of debenture.

         The issue of the Debenture will be divided into two tranches. China Construction Bank Corporation Limited acts as the lead underwriter to take the lead to form the underwriting syndicate. The Debenture will be placed through book-building, and will be issued by way of discounting in the PRC interbank debenture market. The unit face value of the Debenture is RMB 100 yuan and the discounted issue price is determined after negotiations by the Company and the lead underwriter taking into account the result of book-building.

         The issue of the Debenture will not only expand the channels for short-term current capital for the Company, but will also improve the capital structure of the Company and effectively lower the Companys overall cost of capital, thereby ensuring that the Company can expand its operational scale and achieve stable and safe power generation with sufficient and low-cost capital. As the Company has been chosen by the Peoples Bank of China to be the first batch of pilot enterprises to issue debenture, and has taken the lead in issuing debenture products within the interbank debenture market, this will certainly help the Company to build a good credit standing and a respectable image.

         The Company develops, constructs, operates and manages large power plants in China nationwide, with a total generation capacity of 21,418MW on an equity basis. The Company wholly owns 16 operating power plants, and has controlling interests in ten operating power companies and minority interests in four operating power companies. Today, it is one of the largest independent power producers in China.


                                    ~ End ~


Ms. Meng Jing / Ms. Zhao Lin
Huaneng Power International, Inc.
Tel: (8610) 6649 1856 / 1866
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241